CONSULTING SERVICES AGREEMENT

THIS AGREEMENT is entered into between:

CARMENNA LIMITED, a corporation duly incorporated under the laws of England & Wales, having its principal place of business at Carmenna House, 11 Tanners Dean, Leatherhead, Surrey, KT22 8RU (Hereinafter "Carmenna")

And,

INTERNET TELECOMMUNICATIONS PLC, a corporation duly incorporated under the laws of England and Wales, having its principal place of business at 46 Clerkenwell Close, London, EC1R 0AT (Hereinafter "ITPLC")

PREAMBLE

WHEREAS ITPLC has expressed an interest in the services of CARMENNA for strategy support to ITPLC;

THEREFORE, in consideration of the foregoing and the mutual obligations and undertakings set forth below, the parties agree as follows:

1. SCOPE OF SERVICES

Upon signature of this Agreement:

1.1. ITPLC hereby engages CARMENNA to offer strategy planning support to ITPLC on an ad-hoc basis.

1.2. CARMENNA agrees to provide its services provided this does not extend beyond 15 days per annum on mutually agreed dates.

2. CONFIDENTIALITY

2.1. The parties to this Agreement agree to treat any information related to this Agreement, including but not limited to discussions and negotiations, as proprietary and confidential information and agree to take all necessary measures to protect the other party and/or ITPLC and/or CARMENNA and/or any third party contracted by CARMENNA.

3. COMPENSATION

3.1. ITPLC shall pay into CARMENNA''s nominated bank account a monthly fee of £1,000 plus Value Added Tax by bank transfer, made up of £900 in fees plus £100 in un-receipted expenses for the use of mobile telephone, PC, travel to London and incidentals. For services in excess of 15 days per annum, CARMENNA may make an additional charge by mutual agreement.

3.2. ITPLC shall additionally reimburse travel & subsistence costs not included under 3.1 (e.g. holding a meetings outside London; entertaining clients) through the submission of an invoice;

3.3. Payment shall be monthly in arrears directly to CARMENNA's bank account.

4. INTELLECTUAL PROPERTY RIGHTS

4.1. Neither party acquires any intellectual property rights under this Agreement or through any disclosure hereunder, except the limited right to use such Proprietary Information in accordance with this Agreement;

5. TERM AND TERMINATION

5.1. Term

5.1.1. This Agreement shall become effective as of November 1, 2005 and shall remain in effect until 31 December 2007, and thereafter renewable on an annual basis, or unless terminated earlier in accordance with Schedule 5.3.1 below.

5.2. Survival of Obligations

5.2.1. Notwithstanding any termination of this Agreement for any cause, no Party hereto shall be released from any liability which at the time of such termination has already accrued to such Party or which may thereafter accrue to such Party in respect of any act or omission prior to such termination.

5.3. Early Termination

5.3.1. This Agreement may be terminated immediately by CARMENNA in the event of ITPLC filing for bankruptcy proceedings or becoming insolvent or being charged for unlawful trading, unlawful accounting, or for breach of this Agreement. Save for the provisions of clause 5.2.1, and unless otherwise agreed, this Agreement may be terminated by ITPLC shareholder resolution by simple majority in the event CARMENNA has filed for bankruptcy or for breach of this Agreement.

6. HOLD HARMLESS

6.1. CARMENNA shall be held harmless by ITPLC for all representations and disclosures made on ITPLC's behalf, and ITPLC shall fully indemnify CARMENNA for any losses, claims, liabilities, costs, damages, or bankruptcy proceedings held against CARMENNA or ITPLC by a third party or a shareholder of ITPLC. ITPLC agrees to have in place adequate insurance to protect CARMENNA from any claims, liabilities, costs, damages charged on them from whatever source.

7. GOVERNING LAW AND ARBITRATION

7.1. Governing Law

7.1.1. All issues concerning this Agreement shall be governed by and construed in accordance with the laws of the United Kingdom.

7.2. Arbitration

7.2.1. Any dispute, which arise in the course of or following the performance will be settled by arbitration. Such arbitration shall be governed by, and interpreted in accordance with, the laws of the United Kingdom with the location of the arbitration defined by the plaintiff. The decision of the arbitrator(s) shall be final binding upon the parties hereto, not subject to appeal and shall deal with the questions of costs of the arbitration and all matters related thereto.

8. EXTENDED MEANINGS

8.1. In this Agreement, words importing the singular number include the plural and vice versa and words importing gender include all genders. The word "candidate" and the expression "business partner" both include, subject to the context in which either appears, an individual, partnership, association, body corporate, trustee, executor, administrator or legal representatives.

9. ENTIRE AGREEMENT

9.1. This Agreement consists of the entire Agreement between the parties. There are no other Agreements, warranties, representations or conditions between the parties. Any subsequent change or addition to this Agreement will have to be made in writing and signed by the parties.

10. SEVERABILITY

10.1. If any provision of this Agreement is, by arbitration or a court of competent jurisdiction, held to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect.

11. COUNTERPARTS; FACSIMILE EXECUTION.

11.1. This Agreement may be executed (i) in several counterparts, each of which shall be deemed an original, but together they shall constitute one and the same instrument, and (ii) by facsimile transmission of signature pages executed by each party, which shall be evidence of such party's intention to be bound hereby, with duly signed originals to be exchanged by the parties in due course.

IN WITNESS WHEREOF the parties have by duly authorized persons executed this Agreement on November 1, 2005

CARMENNA LIMITED

INTERNET TELECOMMUNICATIONS PLC

Signed:_____

Signed:_____

Name:_____

Name:_____

Title:_____

Title:_____

CARMENNA – ITPLC Services Agreement / 1/11/05